UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO.  8)*

                             AIR METHODS CORPORATION
          ____________________________________________________________
                                (Name of issuer)

                          COMMON STOCK, PAR VALUE $0.06
          ____________________________________________________________
                         (Title of class of securities)

                                    009128307
                     _______________________________________
                                 (CUSIP number)

                                    COPY TO:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 12, 2004
          _____________________________________________________________
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

                    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                           Page 2 of 8
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               ACQUISITOR Holdings (Bermuda) Ltd.
               No IRS Identification Number
--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               BERMUDA
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     150,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    -0-
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               150,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                                -0-
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               150,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               1.4%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                           Page 3 of 8
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Duncan Soukup

--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     20,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    -0-
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               20,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                                -0-
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               20,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                           Page 4 of 8
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Timothy Lovell
--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     8,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    -0-
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               8,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                                -0-
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               8,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                           Page 5 of 8
-----------------------------                       ----------------------------

                               AMENDMENT NO. 8 TO
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 8 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Statement on Schedule 13D, as amended, filed by the Filing Parties with the Securities and Exchange Commission (the "SEC"). This Amendment is being filed to report that the Filing Parties ceased to be five percent (5%) beneficial owners of the shares of Common Stock of the Issuer on September 16, 2003. Such determination is based on the information in Amendment No. 6 relating to beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Amendment relates is the common stock, par value $0.06 per share (the "Common Stock"), of Air Methods Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7301 South Peoria, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND.

     2  (a-c,f).

I.   FILING PARTIES:
     --------------

     This Amendment is filed on behalf of the following three persons, who are collectively referred to as the "Filing Parties":


1. Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda ("Acquisitor"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value.
     Acquisitor  is  managed  by  its  Board  of  Directors.

2. Duncan Soukup is a British citizen whose business address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. His principal employment includes service as Deputy Chairman of Acquisitor.

3. Timothy Lovell is a British citizen whose business address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. His principal employment includes service as a Director of Acquisitor.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (e) The Fling Parties ceased to be five percent (5%) beneficial owners of the Shares of Common Stock of the Issuer on September 16, 2003.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                           Page 6 of 8
-----------------------------                       ----------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 2004


ACQUISITOR HOLDINGS (BERMUDA) LTD.            /s/ Duncan Soukup
                                              ---------------------
                                              Duncan Soukup

By: /s/ Duncan Soukup
---------------------
Name: Duncan Soukup
Title: Deputy Chairman



/s/ Timothy Lovell
---------------------
Timothy Lovell

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                           Page 7 of 8
-----------------------------                       ----------------------------


                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof. The business address of each person is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Name:                            Duncan Soukup
                                 (Deputy Chairman)
Citizenship:                     British
Principal Occupation:            Deputy Chairman, Acquisitor

Name:                            Luke Oliver Johnson
                                 (Non-Executive Director)
Citizenship:                     British
Principal Occupation:            Non-Executive Director, Acquisitor
                                 Chairman, Signature Restaurants plc

Name:                            John Stanislas Albert Radziwill
                                 (Chairman)
Citizenship:                     British
Principal Occupation:            Chairman, Acquisitor
                                 Director, Goldcrown Group Limited
                                 Director, International Assets Holding Corporation

Name:                            James Ozanne
                                 (Non-Executive Director)
Citizenship:                     USA
Principal Occupation:            Non-Executive Director, Acquisitor
                                 Principal, Greenrange Partners
                                 Director, Financial Security Assurance

Name:                            Christopher Harwood Bernard Mills
                                 (Non-Executive Director)
Citizenship:                     British
Principal Occupation:            Non-Executive Director, Acquisitor
                                 Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro Capital Management

Name:                            Peter Melhado
                                 (Non-Executive Director)
Citizenship:                     USA
Principal Occupation:            Non-Executive Director, Acquisitor
                                 General Partner, Polaris Partners, L.P.


                                  Page 7 of 8

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                           Page 8 of 8
-----------------------------                       ----------------------------


Name:                            Timothy James Carey Lovell
                                 (Non-Executive Director and Assistant Secretary)
Citizenship:                     British
Principal Occupation:            Non-Executive Director, Acquisitor